MAIL STOP 3720

May 4, 2006

Mr. Geoffrey Hamilton
Cliff Rock Resources Corp.
206 - 509 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

   Re:	Cliff Rock Resources Corp.
   Amendment No. 1 to Registration Statement on Form SB-2
   Filed April 21, 2006
      File No. 333-131081

Dear Mr. Hamilton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

General
1. To avoid confusion, please include the registration statement number (333-131081) on the registration statement cover page and correct the tag line at the top of each page (which currently refers to Chilco River Holdings, Inc.).

Prospectus Cover Page
2. Revise your disclosure throughout to make clear that only market makers may apply with the NASD to have a company`s securities accepted for trading on the Over the Counter Bulletin Board. Disclose whether you intend to seek to have market-makers quote the shares on the Over the Counter Bulletin Board and, if so, if the company has identified broker dealers who have expressed an interest in becoming market makers in the company`s securities. Under "Market for Common Equity and Related Stockholder Matters," also disclose the requirements for quotation on the Over the Counter Bulletin Board and the anticipated timing of your quotation on the Over the Counter Bulletin Board. Under "Plan of Distribution," remove any implication that the Over the Counter Bulletin Board is an exchange.

Item 3:  Summary Information and Risk Factors, page 5
3. As requested in prior comment five to our letter dated February
9,
2006, please define exploration stage company in this section, the Business section and the Plan of Operations section.

Item 16:  Description of Business, page 21

Acquisition, Description and Location of the IQUE Claim, page 21
4. As requested in prior comment 18 to our letter dated February
9,
2006, please describe the material terms of the Property
Acquisition
Agreement.

Geological Exploration Program in General, page 23
5. Please explain the five month delay between completing Phase I and commencing Phase II.

Recent Exploration Work, page 27
6. Provide the basis for, and expand upon, your belief that "numerous companies have been engaged in prospecting and preliminary geological inspection in the region." Item (b)(3) to Guide 7 instructs that you provide a brief history of previous operations. Such a discussion should extend beyond the mere fact that operations may have occurred.

Item 17:  Plan of Operations, page 31
7. We note a stock subscription receivable on page F-2. Please advise what this is, whether these shares have been issued, and whether they are being registered in this offering.

Results of Operations..., page 33
8. Please correct the dates for the three month period ended
December
31.






Part II

Undertakings
9. Please revise to include the full undertakings set forth in Item
512(a) and (g) of Regulation S-B. In doing so, and since it does not appear you are relying on Rule 430A, please remove the Item 512(f) undertakings.
Signatures
10. Please have your Principal Financial Officer and Principal Accounting Officer sign in these capacities.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Alonso Rodriguez at (202) 551-3370 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.



      Sincerely,



      Larry Spirgel
      Assistant Director


cc:	Michael Seifert
	Fax: (604) 681-3896


Mr. Geoffrey Hamilton
Cliff Rock Resources Corp.
May 4, 2006
p. 1